CONTENTS

INTRODUCTION	2

BASIC INFORMATION	2
The Plan in brief	2
Participation in the Plan	3
Performance hurdles or conditions	3
Exercise of share rights	3
Restrictions on disposal of Lihir shares	4
No hedging	4
Cessation of employment	4
Change of control	5
Dividends and other entitlements as a shareholder	5
Obtaining information about Lihir share prices	5
Insider trading/Share dealing guidelines	5

OTHER INFORMATION	6
Maximum number of shares	6
Board’s powers	6
Amendments to Plan	6
Exclusion of liability	6
General advice only	6

TIMELINE	7

SUMMARY OF TAX IMPLICATIONS	8
Limitations	8
Apportionment Rules	8

A:	Australian tax implications for Australian resident participants	8
B:	Australian tax implications for non-resident participants	13
C:	PNG tax implications for PNG resident participants	13

RULES OF LIHIR EXECUTIVE
SHARE PLAN		14
1	Purpose	14
2	Definitions and interpretation	14
3	Eligibility and invitations	17
4	Election to participate	18
5	Performance hurdles	18
6	Register of share rights	19
7	Vesting of share rights	19
8	Exercise of vested share rights	20
9	Cessation of employment	22
10	Adjustments	24
11	Control transactions	26
12	Share trading policy	26
13	No hedging	26
14	Lapsed performance rights not exercisable	26
15	No assignment	26
16	Amendment	27
17	Administration	27
18	Rights of participating employees	28
19	Governing laws	28
LIHIR Executive Share Plan Booklet       1

INTRODUCTION	BASIC INFORMATION
This booklet summarises the key terms and conditions of the Lihir Executive Share Plan (the “Plan”). The booklet explains:
•	how the Plan works;

•	participant’s rights and obligations under the Plan; and

•	general tax implications.
It also includes a copy of the Plan Rules. The Rules are legally binding on participants in the Plan and in all cases take precedence over the information otherwise summarised in this booklet to the extent of any inconsistency.
If participants or executives considering participation have any queries about the Plan which are not answered by this booklet, they should refer them to the Group Secretary.
The Plan in brief
The Plan is designed to enable executives to share in the growth of Lihir Gold Limited (the “Company”) by providing them with an opportunity to acquire fully paid ordinary shares (“Lihir shares”).
Under the Plan, a participating executive will be offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to a corresponding number of Lihir shares where, and to the extent that, certain performance hurdles or conditions are met. The performance hurdles or conditions will be set, and compliance with them will be judged, by the Company’s board of directors (the “Board”).
Upon notification that the relevant performance hurdles or conditions have been met, the executive’s share rights will become vested rights which may be exercised by the executive. Upon exercise of vested share rights in accordance with the Rules, the executive will acquire Lihir shares. No amount is payable by the executive upon the grant of share rights or upon the exercise of them resulting in the executive’s acquisition of Lihir shares.
Generally, the Lihir shares acquired on exercise of the share rights will be subject to restrictions on their disposal for a certain period after an executive acquires them.
If the executive chooses not to exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlements to acquire Lihir shares under the Plan.
A timeline outlining the key dates associated with the Plan and more details on the exercise procedure are provided later in this booklet.
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Participation in the Plan
The Board has the discretion to invite executives to participate in the Plan. It is the intention of the Board that invitations to participate in the Plan will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and to its returns to shareholders.
If an executive is invited to participate in the Plan, the executive will receive a letter from the Company which will be an offer to the executive to be granted or rewarded a specified number of share rights (the “Participation Letter”). Upon acceptance of this offer, the executive will become a participant in the Plan.
No amount will be payable by executives upon share rights being granted. Share rights cannot be transferred and will not be quoted on any stock exchange.
Performance hurdles or conditions
For each grant of share rights, the Board will set performance hurdles or conditions that must be satisfied before the share rights will vest (and therefore before the executive can exercise the rights and convert them to Lihir shares). Generally, there will be performance hurdles set by reference to external measures (the Company’s performance in comparison to external benchmarks) or internal measures (the achievement of strategic and operational goals consistent with the duties and responsibilities of the executive concerned) or a combination of both. The performance hurdles or conditions for each executive will be set out in his or her Participation Letter. The Plan provides that testing of the performance hurdles or conditions will occur by reference to a date (the “testing date”) not earlier than 12 months after the effective date of grant of the share rights.
The Board will also be responsible for determining whether performance hurdles or conditions for particular share rights have been achieved. Whether some or all of the rights awarded to an executive vest will depend upon the extent to which the performance hurdles or conditions have been met. Rights will only be tested against the applicable performance hurdles or conditions once. To the extent performance hurdles or conditions are not met, share rights will lapse.
Exercise of share rights
If share rights vest, and the executive exercises those rights, the Company will be obliged to provide the executive with a corresponding number of Lihir shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares will be purchased on-market for the executive and the Company will fund the acquisition of shares acquired on his or her behalf.
The Board’s policy is for shares to be purchased on-market rather than to be newly issued, and the Board intends to do this wherever possible having regard to tax and other relevant considerations. No amount will be payable by executives to exercise their share rights.
Lihir shares acquired by executives upon exercise of their share rights will be quoted on the Australian Stock Exchange (ASX) and the Port Moresby Stock Exchange (POMSoX).
There will be a specified time within which vested share rights must be exercised. All share rights will lapse if they are not exercised within 10 years of their effective date of grant.
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Restriction on disposal of Lihir shares
Under the Rules, the Board is able to impose restrictions on the disposal of Lihir shares acquired by an executive upon exercise of share rights. The inclusion of such restrictions was an important factor in the approval of the Plan by shareholders at the Company’s 2006 Annual General Meeting. It is intended that all executives will generally be required to hold the shares acquired upon exercise of share rights for a minimum of 3 years after the end of the relevant performance period i.e. for 3 years after the testing date. Shares subject to this restriction on disposal are referred to below as “restricted shares”.
Upon exercise of his or her share rights, the executive will be required to enter into a Deed of Undertaking with the Company in respect of his or her Lihir shares agreeing to the restriction on disposal.
No hedging
The Plan prohibits participants from hedging risks associated with holding share rights or Lihir shares which remain subject to a restriction on disposal, or otherwise entering into arrangements to lay off the risk of any fluctuations in the value of share rights before they are exercised or of Lihir shares while they are subject to such restrictions.
Cessation of employment
The Plan Rules provide for dealing with share rights and restricted shares in the event of an executive ceasing employment with the Company and any of its associated companies. Broadly speaking, subject to the Board exercising its discretion to determine otherwise in any particular case, the Rules provide as follows:
(a)	If an executive ceases to be employed within 6 months after the effective date of grant of share rights, his or her share rights will automatically lapse.

(b)	If an executive ceases to be employed (other than by reason of misconduct) more than 6 months after the effective date of grant of share rights but before those share rights are vested, then the Board may in its discretion determine that the executive may retain his or her unvested share rights or that those unvested share rights are to lapse.

(c)	If an executive ceases to be employed (other than by reason of misconduct) after share rights have vested, then the Board may in its discretion determine that the executive may exercise his or her share rights within the next 90 days or may determine that the share rights lapse.

(d)	If an executive ceases to be employed (other than by reason of misconduct) while holding shares that are restricted shares, then the Board may its discretion determine that the executive may retain his or her shares (in which case they would no longer be restricted shares) or that the restricted shares are to be forfeited.

(e)	If an executive ceases to be employed because of misconduct, all share rights (unvested and vested) will automatically lapse and the executive will forfeit his or her restricted shares.
Upon exercise of his or her share rights, the executive will be required to give the Company a blank share transfer which may be used in the event that the executive’s restricted shares are
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forfeited. This document will be retained by the Company (along with the Deed of Undertaking referred to above) until the executive’s shares cease to be restricted shares (generally, 3 years after the testing date).
Change of control
The Board will have discretion to cause share rights to vest early if one of a number of “control events” occurs. These control events (which are spelt out in the Plan Rules) relate to a takeover bid for the Company, a scheme of arrangement or other merger involving the Company or the winding up of the Company.
Dividends and other entitlements as a shareholder
A participating executive will be entitled to receive all dividends and other distributions paid on his or her Lihir shares, as from the date on which they are acquired following the exercise of share rights, in the same manner as all other ordinary shareholders of the Company. The executive will also be entitled to vote his or her shares at general meetings of the Company as an ordinary shareholder. The executive’s shares will rank equally with all other fully paid ordinary shares in the Company then on issue.
Share rights before they are exercised will not confer any right to dividends or other entitlements.
Obtaining information about Lihir share prices
The Company undertakes to make available to any participating executives, during the offer period, within a reasonable time of an executive asking, the price published by the Australian Stock Exchange as the final price for the previous day on which an ordinary share in the Company was traded.
Alternatively, the executive may find out the market price of an ordinary share in the Company from the Australian Stock Exchange website (www.asx.com.au) or the Company’s own internet website.
In addition, most major metropolitan newspapers in Australia and major newspapers in Papua New Guinea contain the previous trading day’s final price for ordinary shares in the Company as traded on the Australian Stock Exchange and the Port Moresby Stock Exchange.
The value of shares in the Company may of course go up or down. The Company does not guarantee in any way the performance of its shares.
Insider trading/Share dealing guidelines
As a senior employee of the Company or one of its associated companies, an executive may from time to time become aware of information that is not yet public and which a reasonable person would expect to have a material effect on the price or value of shares in the Company if it were generally available, but which has not been made public as the Company is relying on one of the exceptions to its disclosure obligations under stock exchange listing rules. By law, executives are not allowed to deal in shares in the Company before such information becomes generally available or ceases to be information which a reasonable person would expect to have a material effect on the price or value of shares in the Company. Executives are also prohibited from passing the information on
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to another person if the executive knows or ought reasonably to know that the other person would or would be likely to acquire or dispose of shares in the Company. To do so would be to engage in insider trading which is a criminal offence.
The Company has share dealing guidelines designed to mitigate against the risk of employees contravening these insider trading laws. Each executive is bound to comply with these guidelines. A copy of the guidelines is likely to have been provided directly to all executives participating in the Plan. Executives can also obtain copies by contacting the Group Secretary, or from the Company’s website.
OTHER INFORMATION
Maximum number of shares
The maximum number of share rights the Company may issue under the Plan is 5% of the total number of fully paid shares then on issue.
Board’s powers
The Plan is administered by the Company’s board of directors (largely through its Remuneration and Nomination Committee), which has made the Rules to govern the operation of the Plan. The Board may also settle in any manner it thinks fit any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the Plan, the Plan Rules, share rights or Lihir shares to be acquired under the Plan.
Amendments to Plan
The Board has the power to amend the Plan Rules at any time, subject to any requirements of the ASX or POMSoX listing rules and the approval given for the general scope of the Plan by the Company’s shareholders at the Annual General Meeting held on 24 April 2006.
Exclusion of liability
Neither the Company nor the members of the Board will be liable or responsible for any loss suffered by or liability of a participant in the Plan:
•	due to any amendment of the Plan Rules or any suspension or termination of the operation of the Plan;

•	due to any delay in the vesting of share rights of any participant or the acquisition by any participant of any Lihir shares upon the exercise of any share rights; or

•	in respect of any tax arising due to or in connection with the issue of any share rights to a participant or the acquisition by the participant of any Lihir shares upon exercise of the share rights, or otherwise as a consequence of his or her participation in the Plan.
General advice only
Any advice given in this booklet or otherwise by the Company in connection with the Plan is general advice only, and executives should consider obtaining their own financial product advice from an independent person (who in Australia should be a person licensed by the Australian Securities and Investments Commission to give such advice).
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LIHIR EXECUTIVE SHARE PLAN—TIMELINE
Notes to timeline
1.	“VWAP” is the volume weighted average price of all ordinary shares in the Company sold on the Australian Stock Exchange over the relevant trading period. This relevant period will generally be the trading days during the December preceding the effective date of grant. However, this period will differ for the Managing Director and will also differ for other participating executives in their first year of employment where they commence employment between 1 April and 30 September.

2.	“Effective date of grant” is the date so specified in the invitation to participate in share rights, or if no such date is specified in the invitation the actual date of grant of the share rights. Generally, the invitations will specify 1 January in the relevant year (although for the Managing Director the specified date was 16 September 2005 for the first year of his participation).

3.	On this basis, for participants other than the Managing Director, Year 1 will be the 2006 calendar year and the first Testing Date will be 31 December 2006. The testing date will generally be 31 December in subsequent years. The first testing date for the Managing Director will be 15 September 2006.

4.	Vesting of share rights will be as determined by the Board after the testing date in each case. This determination will generally occur at the next scheduled meeting of the Board’s Remuneration and Nomination Committee.

5.	Share rights may be exercised at any time after they vest (and notification of vesting is received) up to 10 years after the effective date of grant. Thus the exercise of share rights may occur:
(a)	before the end of Year 4 (during which time restrictions on disposal will be in place); or

(b)	in Years 5 to 10.
The timeline is schematic only and not drawn to scale. In the event of conflict between this timeline and the Plan Rules, the Plan Rules will prevail.
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SUMMARY OF TAX IMPLICATIONS
This section provides a guide to the Australian and Papua New Guinea (“PNG”) tax implications for participants in taking up and exercising share rights under the Lihir Executive Share Plan. If a participant is resident for tax purposes in a country other than Australia or PNG then the participant should also consider the tax implications in his or her country of residence. However, those implications are beyond the scope of this section.
Limitations
Please note the following important limitations on the advice in this section:
•	This section provides general tax advice that should be applicable to most participants in the Plan. However, each participant should seek more specific advice on the implications in his or her particular circumstances.

•	This section is based on our understanding of relevant Australian and PNG tax laws as at 31 July 2006. The law may be amended, or re-interpreted by the courts, or the Australian Taxation Office or PNG Internal Revenue Commission may change the way they administer the law. In any of these situations, the tax implications of the Plan may differ from the description in this section.

•	This section does not purport to provide financial advice. Participants should therefore discuss with their financial adviser whether a continuing investment in Lihir shares is appropriate for them.
Apportionment rules
If the participant works in Australia for part or all of the period between the grant and vesting of his or her share rights then a corresponding part of the value of the share rights should be subject to Australian tax. If the participant works in PNG for part or all of this period then a corresponding part of the value of the share right should be subject to PNG tax. If the participant works outside both Australia and PNG for part or all of this period then a corresponding part of the value of the share rights may be exempt from tax in both countries.
Generally, as between Australia and PNG, the value of the share rights and any gain on sale of the Lihir shares will be taxed in the place where a participant’s remuneration is taxed (taking into account, among other things, the “90 day rule” under which someone who is employed in one country will only be taxed in the other if he or she spends more than 90 days in the other country during a tax year). However, participants should seek advice on the application of these apportionment rules to their particular situation.
A.	AUSTRALIAN TAX IMPLICATIONS FOR RESIDENT AUSTRALIAN PARTICIPANTS
If participants are resident in Australia for tax purposes, there are choices open to them which will affect how they will be taxed in Australia. This section explains some key concepts and then describes the main choice each participant has (and the tax implications of each choice).
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Key Concepts
The following dates are likely to be relevant for tax purposes to participants in the Plan:
•	The “grant date” is the date on which a participant actually receives share rights by accepting the Company’s offer of share rights in the Participation Letter addressed to the participant. It is different from the effective date of grant.

•	The “vesting date” is the first date on which the participant can exercise his or her share rights, being the date of notification that the performance hurdles or conditions have been satisfied on the testing date. The testing date will normally be 12 months after the effective date of grant and the vesting date will normally be within the following 60 day period.

•	The “exercise date” is the date on which the participant chooses to exercise his or her share rights by lodging the relevant notice and associated documentation with the Company.

•	The “lapse date” is the date (as specified in a participant’s Participation Letter) on which the share rights lapse and can no longer be exercised—normally 10 years after the effective date of grant.
The Australian tax legislation contains special rules relating to employee share schemes such as this Plan that tax the discount at which shares are issued to participants.
In this Plan, the taxable discount will be the full value of the shares since participants are not required to make any payments either on the grant of share rights, or on the exercise of vested share rights and receipt of restricted shares. Participants will be taxed on the discount applicable to their share rights at their marginal income tax rate. When share rights are exercised and Lihir shares are acquired, any increase in the value of those shares after acquisition will be subject to capital gains tax (“CGT”) if the shares are subsequently sold.
Australia taxes capital gains more lightly than other amounts. For example, an individual is only taxed on half the capital gain from an investment that he or she holds for at least one year. Capital losses can only be deducted from capital gains (not from other amounts—such as a participant’s salary or wage income).
Importantly, discounts in respect of shares that are taxed under the employee share scheme rules are not treated as capital gains. The assessable income of the participant will include the entire amount of the discount, against which the participant may be able to deduct allowable revenue deductions but not any capital losses.
Participant’s main choice— the taxing point
As an employee of the Company, the participant can choose whether to be taxed under the employee share scheme rules:
1	when the participant’s share rights are granted (i.e. when a participant accepts the Company’s offer in the Participation Letter); or

2	when the “cessation time” occurs.
The “cessation time” is the earliest of the following times:
•	When the participant disposes of his or her share rights (i.e. with the prior approval of the Board under rule 15 of the Plan Rules);
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•	The “exercise date” (if the Lihir shares the participant receives are not subject to any restrictions on sale or forfeiture conditions of the kind described in rule 3.2(e) and 8.2(b) of the Plan Rules);

•	Otherwise, when the Lihir shares cease to be subject to such restrictions on sale or forfeiture conditions, or notwithstanding the restrictions the participant actually sells the shares;
•	When the participant ceases employment with the Company and any of its associated companies; or
•	Ten years after the “grant date”.
The Company intends to impose restrictions on the disposal of the Lihir shares that the participant receives when he or she exercises vested share rights. If these restrictions are breached then the shares will be forfeited. Participation Letters will inform each participant of the applicable restrictions on disposal, which will generally apply for 3 years following satisfaction of the relevant performance hurdles or conditions. On this basis, the cessation time for participants is unlikely to be the “exercise date” as the Lihir shares will be subject to restrictions at that time.
If there are such restrictions and the participant chooses to defer the taxing point until the cessation time, then the participant will probably not be taxed until the restrictions cease to apply unless he or she ceases employment with the Company earlier.
The participant must make the choice as to whether to be taxed at the grant date or the cessation time, in his or her income tax return for the year in which the “grant date” occurs. This will be the Australian tax year in which the participant receives and accepts his or her Participation Letter. However, if the participant does not make any choice then he or she will be deemed to have chosen to defer the taxing point until the “cessation time”.
1	The taxable amount—share rights taxed on the “grant date”
If the participant chooses to be taxed when his or her share rights are granted, the participant will be taxed on the deemed value of the share rights on the grant date. Because no amount is payable upon exercise of the share rights their value is deemed to be the same as the volume weighted average trading price of Lihir shares during the week that ends on the grant date.

For example, if the average trading price of Lihir shares during that week was (say) $3.00 then the taxable value of each of the share rights would also be $3.00. The participant should include this amount as assessable income in his or her income tax return for the year in which the share rights are granted.

If the participant exercises his or her share rights and subsequently sells the Lihir shares then the participant would be taxed under the CGT rules on the amount by which the sale proceeds exceed the cost base of the shares. The cost base will equal the taxable value of the share rights. In the above example, this would be $3.00. Importantly, if the participant holds the Lihir shares for at least one year then he or she should only be taxed on half the capital gain. In this case, if the shares are sold for $4.00, then the participant should only be taxed on $0.50.

If the participant does not exercise his or her share rights and they lapse after 10
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years, then the participant should amend his or her income tax return for the year in which the share rights were granted to exclude their taxable value from the assessable income. There is no time limit for making such an amendment.
2	The taxable amount—share rights that are taxed at the “cessation time”
If the participant chooses to defer the taxing point for his or her share rights until the “cessation time”, the taxable amount will depend on the event that actually triggered the cessation time. The most likely events are that:
(a)	The restrictions on sale and forfeiture conditions cease to apply

The taxable amount in this event will depend on whether the participant sells the Lihir shares in an arm’s length transaction (e.g. on the Australian Stock Exchange) within 30 days after the restrictions and conditions cease to apply.

If there is no such sale, the participant will be taxed on the market value of the Lihir shares at the “cessation time” (i.e. when the restrictions and conditions cease to apply). This will be the volume weighted average trading price of Lihir shares during the week that ends at the cessation time.
(b)	The participant sells Lihir shares acquired under the Plan

We noted above that a participant generally will be subject to restrictions on sale for a period of 3 years after satisfaction of the relevant performance hurdles or conditions. It follows that a participant will be unable to sell his or her Lihir shares until those restrictions cease to apply. The cessation of those restrictions will usually be a “cessation time” and therefore a taxing point as described at (a) above.

However, if there is an actual sale of the Lihir shares (after the restrictions cease to apply or at any other time), the consequences will be as follows:
(i)	If the sale occurs in an arm’s length transaction, and within 30 days of the date on which the restrictions cease to apply, then the participant will be taxed on the actual sale price rather than the market value of the shares at the “cessation time”.

(ii)	If the sale occurs in any other circumstances (eg. because the participant holds onto some or all of the Lihir shares with the intention of funding any tax liability from other resources) then the sale will be subject to CGT. The capital gain will be calculated by subtracting the amount that was taxed at the cessation time from the sale price.
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If the participant holds the Lihir shares for at least 12 months after the “exercise date” then 50% of any capital gain should be exempt from tax.
For example, suppose that the market value of a Lihir share is $3.00 when the restrictions on sale cease to apply. If the participant does not sell his or her shares in an arm’s length transaction during the next 30 days then this amount must be included in assessable income under the employee share scheme rules.

Suppose further than the participant sells the shares a year later for $4.00 per share. The capital gain should be $1.00 per share but, because more than 12 months would have elapsed since the “exercise date”, only 50 cents per share should be taxable under the CGT rules. The remainder of the capital gain should be tax-exempt.
(c)	The participant ceases to be an employee of the Company

If the cessation time occurs because the participant ceases to be an employee of the Company and any of its associated companies, then the participant may be holding either share rights or Lihir shares at that time:
(i)	If the participant is still holding share rights then they may lapse under rule 9.3 of the Plan Rules and no amount will be taxable to the participant.

(ii)	If the Board, in its discretion, allows the participant to exercise the participant’s share rights during the 90 days (or other period) following cessation of the participant’s employment, then he or she will be taxed on the deemed value of the share rights on the date on which employment ceases. This will be the volume weighted average trading price of Lihir shares during the week that ends at the cessation time.

(iii)	If the participant has exercised vested share rights and is holding Lihir shares which are still subject to restrictions on sale and forfeiture conditions and the Board, in its discretion, allows the participant to retain them, then he or she will be taxed on the value of the shares on the date on which employment ceases. This will also be the volume weighted average trading price of Lihir shares during the week that ends at the cessation time.
However, in each case, if the participant actually disposes of share rights or Lihir shares in an arm’s length transaction within 30 days of the cessation of the participant’s employment then the participant will be taxed on the actual sale price. The sale will be disregarded for CGT purposes (i.e. only the employee share scheme rules will apply to the sale).

Alternatively, if the participant retains his or her share rights or Lihir shares at that time and then sells them more than 30 days after the cessation time, then the sale will be subject to CGT. Again, the capital gain will be calculated by subtracting the amount that was taxed at the cessation time from the sale price.
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If the participant holds the Lihir shares for at least 12 months after the “exercise date” then 50% of any capital gain should be exempt from tax.
It can be difficult for a participant to decide whether to be taxed when share rights are granted or at the “cessation time”. However, if the participant expects the value of Lihir shares to increase materially over time, one consequence of choosing to be taxed on grant of the share rights is that some of the participant’s gain from a future sale of the shares may become a more lightly taxed capital gain. A participant might therefore prefer to be taxed on grant if he or she can fund the tax liability until the share rights can be exercised, wait out any restrictions on sale or forfeiture conditions, and then sell the Lihir shares.
If the participant is unable to fund the tax liability then he or she would presumably choose to defer the taxing point until the cessation time (at which time it should be easier to sell the Lihir shares and use the proceeds to fund his or her tax liability).
B.	AUSTRALIAN TAX IMPLICATIONS FOR NON-RESIDENT PARTICIPANTS
If a participant is a non-resident for Australian tax purposes during any period, the discount in respect of the rights will not be included in the participant’s assessable income to the extent it relates to the participant’s employment outside Australia.
If a participant who is non-resident has made an election to be taxed at the time of grant, or the cessation time has occurred, and the participant subsequently becomes an Australian resident for tax purposes, the CGT cost base for that participant will be the market value of the rights or shares at the time the participant becomes an Australian resident.
If a participant who is a resident has elected to be taxed at the time of grant, or the cessation time has occurred, and the participant subsequently ceases to be an Australian resident for tax purposes before disposing of the rights or shares acquired on exercise, the participant will have a CGT event at the time of ceasing to be an Australian resident.
C.	PNG TAX IMPLICATIONS FOR PNG RESIDENT PARTICIPANTS
Under the PNG tax legislation, benefits of an income nature allowed, given or granted directly or indirectly in relation to employment or services rendered are prima facie taxable. Rights under the Plan may be benefits of this nature. However, there are no specific taxation provisions or guidelines as how such rights should be dealt with under the PNG tax system and no precedent history of taxation being applied to such benefits in PNG.
As Papua New Guinea does not have a capital gains tax as such, any gain on the exercise of the rights, or disposal of shares acquired on exercise, will only be assessable if the right or share is treated as having been acquired for the purpose of profit-making by sale or as part of a profit-making undertaking or scheme. This will depend upon the individual circumstances of the participant, but will be unlikely to apply to most.
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RULES OF THE LIHIR EXECUTIVE SHARE PLAN
This section sets out the rules of the Lihir Executive Share Plan. These rules were adopted by the board of directors of the Company through its Remuneration and Nomination Committee on 26 April 2006.
1	PURPOSE

The purpose of this Plan is to provide Executives with an incentive to improve the longer term performance of the Company and its subsidiaries and returns to the Company’s shareholders.
2	DEFINITIONS AND INTERPRETATION
2.1	Definitions

In these rules, unless the contrary intention appears:
(a)	Associate, in relation to a person, means:
(i)	a person in concert with whom the first-mentioned person is acting or proposing to act; or

(ii)	if the person is a body corporate, a related body corporate of the person;
(b)	ASX means Australian Stock Exchange Limited or the stock market conducted by it, as the context requires;

(c)	ASX Listing Rules means the Listing Rules of ASX;

(d)	Board means the board of directors of the Company or, in relation to powers or discretions that have been delegated by the board, the committee (including in particular the Remuneration and Nomination Committee) or individuals acting as delegates of the board;

(e)	Company means Lihir Gold Limited, incorporated in Papua New Guinea (ARBN 069 803 998);

(f)	Constitution means the constitution of the Company (as modified from time to time);

(g)	Control Event means:
(i)	as a result of a takeover bid, a person (either alone or together with Associates) becomes, whether directly or indirectly, legally or beneficially entitled to more than 50% of the issued Shares;

(ii)	a scheme of arrangement or other proposal is approved by shareholders which, if implemented, will involve more than 50% of the issued Shares being held by one person (either alone or together with Associates); or

(iii)	the Company’s shareholders pass a resolution for it to be wound up, or the court orders the Company to be wound up;
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(h)	Effective Date of Grant means, in relation to Share Rights, the date so specified in the invitation relating to the Share Rights, or if no such date is specified in the invitation, the actual date of grant of the Share Rights;

(i)	Employee means a permanent full-time or part-time employee of a member of the Group (including a director of a member of the Group who is also in the permanent full-time or part-time salaried employment of a member of the Group);

(j)	Executive means an Employee whom the Board determines is able to make a meaningful contribution to the longer term performance of the Group and returns to the Company’s shareholders;

(k)	Group means the Company and its associated companies;

(l)	Legal Requirements means the Constitution, the Companies Act 1997(PNG),the Corporations Act 2001 (Cth), the ASX Listing Rules, the rules of any other stock exchange on which the Shares (or other securities of the Company) are listed for quotation and any other regulatory requirements, as they apply from time to time to the Company;

(m)	Participant means a person who holds:
(i)	a Share Right; or

(ii)	a Share which, pursuant to a deed, undertaking or other instrument given by the person,is subject to a restriction on disposal or liable to be forfeited by the person;
(n)	Permitted Period means any of the following periods applicable to the time the Company wishes to purchase the Shares:
(i)	the period starting with the day after the publication of the preliminary announcement of the Company’s annual results and ending on the date 30 days prior to the quarterly report for the March quarter;

(ii)	the period starting from the publication of the quarterly report for the March quarter and ending 30 days after the Company’s Annual General Meeting;

(iii)	the period starting with the day after the publication of the Company’s half-yearly results and ending on the date 30 days prior to the quarterly report for the September quarter;

(iv)	the period of 30 days after publication of the quarterly report for the September quarter;
(o)	Plan means the Lihir Executive Share Plan established under these rules;
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(p)	Relevant Period, in relation to a Share Right, means the period commencing on the Effective Date of Grant of the Share Right and ending on the earlier of the date on which the Share Right lapses (including by expiry) or is exercised in accordance with rule 8;

(q)	Restricted Share means a Share provided to a Participant upon exercise which is subject to a restriction on disposal or liable to forfeiture by the Participant;

(r)	Share means a fully paid ordinary share in the Company;

(s)	Share Right means a right to be provided with a Share under this Plan, subject to these rules and any other terms on which the right is granted;

(t)	Testing Date for Share Rights is the last day of the period over which or the date as at which the performance hurdle or condition relating to the Share Rights is to be assessed (see rule 5.2);

(u)	Vest, in relation to a Share Right, means become exercisable by its holder.

(v)	For the purpose of these rules, a person acquires a Share if:
(i)	another person transfers the Share to that person;

(ii)	the Company allots the Share to that person;

(iii)	the person otherwise acquires a legal interest in the Share from another person; or

(iv)	the person acquires a beneficial interest in the Share from another person. In those circumstances, the other person provides the Share for the purpose of these rules.
2.2	Interpreting these Rules

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting these rules, except where the context makes it clear that a rule is not intended to apply:
(a)	A reference to legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(b)	A singular word includes the plural, and vice versa;

(c)	A word which suggests one gender includes the other genders;

(d)	If a word is defined, another part of speech has a corresponding meaning; and

(e)	A reference to a rule or these rules is to the rule or these (as the case may be)as amended from time to time.
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3	ELIGIBILITY AND INVITATIONS
3.1	When may invitations be issued?

The Company may at any time, with the approval of the Board, issue an invitation to any Executive to participate in the Plan.
3.2	What must be in an invitation?

An invitation may be in any form, and include any information, the Board decides. However, an invitation must include the following information:
(a)	the name of the Executive to whom it is made;

(b)	the number of Share Rights which are to be granted to the Executive and, if more than one tranche of Share Rights is to be granted, the number of Share Rights comprised in each such tranche;

(c)	the Effective Date of Grant;

(d)	the performance hurdles or conditions and Testing Dates for each such performance hurdle or condition (see rule 5 below) and, if more than one tranche of Share Rights is to be granted, the performance hurdle or condition that applies for each such tranche;

(e)	anything that must be done by a Participant in order to exercise Share Rights (see rule 8.2 below). This may include (without limitation) requiring the Participant to deliver a deed, undertaking or other instrument (in such form as the Board may decide) pursuant to which disposal by the Participant of the Shares to be provided upon exercise is restricted, or pursuant to which such Shares are liable to be forfeited by the Participant, or both;

(f)	the time by which, and the manner in which, the Executive may elect to participate in the Plan; and

(g)	the expiry date of the Share Right (being, subject to these rules, the last date on which the Share Right may be exercised if it Vests).
3.3	No cash consideration for grant

No amount will be payable by an Executive for a grant of Share Rights.
3.4	Personal invitations

An invitation to an Executive is personal to the Executive and is not transferable or assignable except with the prior written approval of the Board.
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4  ELECTION TO PARTICIPATE
4.1	How to elect to participate

An Executive who receives an invitation may elect to participate in the Plan by giving written notice to the Company and doing anything else specified in the invitation in order to elect to participate, within the time period specified in the invitation,
4.2	Discretion in respect of non-conforming elections

The Board may (but is not obliged to) treat receipt by the Company of any written notice received from an Executive who has received an invitation as a valid election to participate even if there is not compliance with any one or more other requirements for a valid election.
4.3	Discretion to refuse

The Board may in its sole discretion refuse to allow an Executive to participate in this Plan even though the Executive has given written notice to the Company and done everything else specified in the invitation in order to elect to participate, within the time period specified in the invitation as required by rule 4.1.
4.4	Executive must be an employee

An election to participate will not be valid unless the Executive is an Employee at the time that it is received by the Company.
4.5	Effect of election to participate

By electing to participate in the Plan, the Executive agrees with the Company to be bound by these rules and, if the Executive exercises Share Rights and is provided Shares, the Constitution.
5	PERFORMANCE HURDLES
5.1	General
(a)	The Board must set performance hurdles or conditions which must be met or satisfied before Share Rights of a Participant may Vest. The nature of these performance hurdles or conditions and the time within which they are to be met or satisfied are to be described in the invitation.

(b)	Performance hurdles or conditions may be set by reference to external measures or internal measures (or a combination of both), as the Board decides, or anything else the Board considers appropriate.
5.2	Performance period

The period over which a performance hurdle or condition is to be assessed must be not less than one year commencing on the Effective Date of Grant of the relevant Share Rights.
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5.3	Testing

As soon as practicable after the relevant Testing Date for Share Rights, the Board must:
(a)	assess whether or not the Share Rights have Vested having regard to whether, and the extent to which, the performance hurdles or conditions have, in the opinion of the Board, been met or satisfied; and

(b)	notify the Participant whether Share Rights have Vested and, if less than all the Share Rights of a Participant have Vested, the number of Share Rights which have lapsed under rule 7.2.
5.4	Varying or waiving performance hurdles

Subject to the Legal Requirements, the Board may at any time before Share Rights have Vested, vary or waive performance hurdles or conditions attaching to Share Rights by written notice to Participants affected by the variation or waiver.
6	REGISTER OF SHARE RIGHTS

The Company must keep a register recording the following information for Share Rights that are granted:
(a)	the holder of them;

(b)	the Effective Date of Grant and if different, the actual date of grant;

(c)	the invitations relating to their grant (including details of any variation or waiver under rule 5.4);

(d)	their expiry date;

(e)	if they lapse, the date on which they lapsed;

(f)	any information which the Legal Requirements require be kept; and

(g)	any other information about the Share Rights that the Board requires be kept in the register.
7	VESTING OF SHARE RIGHTS
7.1	When does a Share Right Vest?

Share Rights Vest only if the Participant is notified in writing by the Company that the Board has determined that the Share Rights have Vested having had regard to whether, and the extent to which, the applicable performance hurdles or conditions have, in the opinion of the Board, been met or satisfied. The Board’s decision in this regard will be final and binding on the Participant.
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7.2	Performance hurdles not met
(a)	If the Board determines that the applicable performance hurdles or conditions for Share Rights have not been satisfied or met:
(i)	none of the Share Rights of the Participant Vest; and

(ii)	the Share Rights of the Participant which were the subject of those hurdles or conditions automatically lapse.
(b)	If the Board determines that some only of the Share Rights of a Participant Vest (having had regard to the extent to which the applicable performance hurdles or conditions have, in the opinion of the Board, been met or satisfied), the balance of the Share Rights of the Participant which were the subject of those hurdles or conditions shall not Vest and shall automatically lapse.
7.3	Effect of Vesting

A Share Right is not exercisable by a Participant unless and until it has Vested and the holder of it has been notified of this by the Board.
8  EXERCISE OF VESTED SHARE RIGHTS
8.1	Exercise Period
(a)	An Executive may exercise a Vested Share Right only during the Exercise Period applicable to the Share Right and (subject to rule 9) if the Participant is then an Employee.

(b)	The Exercise Period for a Share Right commences on the date on which the Participant is notified that the Share Right has Vested and ends on the day before the 10th anniversary of its Effective Date of Grant (or if earlier, the day before the 10th anniversary of its actual date of grant).

(c)	If a Vested Share Right is not exercised before the end of the Exercise Period, it lapses automatically immediately upon the expiry of the Exercise Period (if it has not lapsed before then under these rules).
8.2	How to exercise

A Participant may exercise a Vested Share Right only by:
(a)	giving written notice to the Company; and

(b)	doing all other things which the invitation specified must be done in order for the Participant to exercise the Share Rights concerned, including (without limitation), if the invitation specified that, in order to exercise Vested Share Rights the Participant must deliver to the Company a deed, undertaking or other instrument duly signed by him or her restricting disposal of the Shares to be provided to the Executive upon exercise of
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the Share Rights or making them liable to be forfeited—deliver the deed, undertaking or other instrument to the Company duly signed by him or her.

No amount will be payable by the Participant to exercise his or her Share Rights.
8.3	Complaince with undertaking

Where a Participant delivers a deed, undertaking or other instrument upon exercise of Share Rights, the Participant must comply with that deed, undertaking or other instrument (as the case may be).
8.4	Company’s obligations upon exercise
(a)	Upon exercise of Vested Share Rights in accordance with this rule 8, subject to clause 8.10 below, the Company must provide the relevant number of Shares to the Participant in accordance with this rule. Shares may be provided by the Board issuing Shares to, or causing Shares to be purchased for and either transferred to or held for the benefit of, the Participant. The Shares are to be provided in the first Permitted Period after exercise, unless the Board determines otherwise.

(b)	If the Board causes Shares to be purchased for a Participant the Participant must, if requested by the Company:
(i)	accept a transfer of the Shares that the Company caused to be purchased on ASX for the Participant under this Plan; and

(ii)	do anything requested of the Participant to enable the Company to cause the Shares to be purchased for, transferred to and registered in the name of the Participant.
(c)	The Participant authorises the Company and each of its directors and company secretaries severally to:
(i)	execute or cause to be executed, on behalf of and in the name of the Participant, an instrument of transfer (as transferee) in connection with any transfer of Shares to the Executive under this Plan; and

(ii)	do anything, on behalf of and in the name of the Participant, to enable the Company to cause the Shares to be purchased for, transferred to and registered in the name of the Participant.
8.5	Transaction costs

No transaction cost (for example, brokerage, commission or stamp duty) is payable by a Participant for any Shares provided under these rules, and the Company must pay all those costs. To avoid doubt, if the Company provides Shares by causing them to be purchased for a Participant, the Company must bear and pay the purchase price of the Shares and indemnify the Participant against all costs and liabilities associated with the purchase and transfer of the Shares to the Participant.
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8.6	Holding statement

The Company must issue or cause to be issued a holding statement or other record to the Participant for Shares provided to the Participant as soon as practicable thereafter and in any event within the time required by the Legal Requirements.
8.7	Ownership

Each Participant will be the beneficial owner of Shares provided to him or her under this Plan upon exercise of Share Rights, and accordingly will be entitled to all rights attaching to them, including the right to receive dividends and the right to vote in respect of the Shares. The Company may separately require an undertaking from each Participant that he or she will not sell, transfer, encumber or otherwise dispose of the Shares for a period after they are acquired by the Participant.
8.8	Quotation of newly issued Shares

The Company must at its expense apply for quotation on ASX, POMS ox and any other stock exchange on which Shares are then quoted, of any Shares provided to a Participant under these rules (if they are not already so quoted on the relevant stock exchange) within the time required by the Legal Requirements. If no time is prescribed, the Company must do so as soon as practicable after the Shares have ceased to be Restricted Shares.
8.9	Equal rank

Any Shares issued under this Plan upon exercise of Share Rights will rank equally with all other Shares in every way (for example, for any reconstruction, rights issue, bonus share issue or dividend) from the date of their issue.
8.10	Cash out

The Company is not obliged to provide Shares to a Participant upon the exercise of Share Rights if to do so would (or, in the opinion of the Board might) involve a breach of the Legal Requirements (or any other applicable laws). If it does not do so, the Company may, where otherwise agreed in writing with a Participant, pay to the Participant the sum calculated by multiplying the number of Shares which are not provided to the Participant by reason of this rule by the volume weighted average sale price of all Shares sold on ASX during the one month period ending on the day prior to the date of payment. This payment shall be in full satisfaction of the Company’s obligation to provide the relevant Shares to the Participant.
9	CESSATION OF EMPLOYMENT
9.1	Cessation less than 6 months after grant or because of misconduct

If a Participant ceases to be an Employee:
(a)	for any reason within 6 months after the Effective Date of Grant of Share Rights; or
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(b)	at any time because of misconduct on the part of the Participant,

all Share Rights (including Vested Share Rights) of the Participant automatically lapse on cessation of employment).
9.2	Cessation more than 6 months after grant
(a)	If a Participant who holds Share Rights that have not Vested ceases to be an Employee more than 6 months after the Effective Date of Grant of the Share Rights other than because of misconduct on the part of the Participant, the Board may in its discretion determine either that:
(i)	the Participant may (subject to this rule) retain the Relevant Proportion of such Share Rights (or, if more than one tranche is held by the Participant, the Relevant Proportion of each tranche), in which case the balance of such Share Rights shall automatically lapse on cessation of employment; or

(ii)	the Share Rights lapse upon cessation of employment.

For the purpose of this rule the Relevant Proportion is the proportion which the period commencing on the Effective Date of Grant of the Share Rights and ending on the date on which the Participant ceased to be an Employee bears to the period commencing on the Effective Date of Grant of the Share Rights and ending on the Testing Date for the Share Rights.
(b)	If the Board does not make any such determination before cessation of employment, the Share Rights of the Participant will automatically lapse upon cessation of employment except where cessation of employment is due to death or total and permanent disablement of the Participant (or other circumstances deemed exceptional by the Board). Where cessation of employment is due to death or total and permanent disablement of the Participant (or other circumstances deemed exceptional by the Board), the Share Rights of the Participant lapse if the Board has not made a determination within 4 months after cessation of employment.
(c)	If the Board determines that the Participant may retain Share Rights, these rules (including rules 7 and 8) shall continue to apply to the Relevant Proportion of the Share Rights so retained by the Participant (notwithstanding cessation of employment of the Participant). Accordingly, whether or not any of the retained Share Rights Vest will depend on the Participant being notified in writing by the Company that the Board has determined that the Share Rights have Vested having had regard to whether, or the extent to which, the applicable performance hurdles or conditions have, in the opinion of the Board, been met or satisfied.
9.3	Vested Share Rights
(a)	If a Participant who holds Vested Share Rights ceases to be an Employee other than because of misconduct, the Board may in its discretion determine either that:
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(i)	the Participant (or, where applicable, his or her legal personal representative) may exercise those Share Rights within the 90 days following cessation of employment (or such other period as the Board may approve); or

(ii)	the Share Rights lapse upon cessation of employment.
(b)	If the Board does not make any such determination before cessation of employment, the Vested Share Rights of the Participant automatically lapse upon cessation of employment except where cessation of employment is due to death or total and permanent disablement of the Participant (or other circumstances deemed exceptional by the Board). Where cessation of employment is due to death or total and permanent disablement of the Participant (or other circumstances deemed exceptional by the Board), the Share Rights of the Participant lapse if the Board has not made a determination within 4 months after cessation of employment.

(e)	If Share Rights are not exercised within the period referred to in paragraph (a)(i) above, then unless the period is extended by the Board before its expiration, the Participant’s Share Rights will automatically lapse immediately upon expiration of that period.
9.4	Overriding discretion

Rules 9.1 to 9.3 above apply subject to the discretion of the Board to determine otherwise in any particular case, including a determination (which may be made after the event) that Share Rights (under rule 9.2(b)) or Vested Share Rights (under rule 9.3(b)) do not lapse automatically upon cessation of employment.
10.	ADJUSTMENTS
10.1	Rights/entitlements issues
(a)	No Participant is entitled to participate in any new issue of securities by the Company merely by reason of holding a Share Right (whether or not Vested).

(b)	If during the Relevant Period for a Vested Share Right, the Company makes a pro rata offer or invitation to holders of Shares or securities of the Company or any other entity, the Company must give the Participant notice not less than 9 business days (or any longer period required by the Legal Requirements) before the record date to determine entitlements to receive that offer or invitation to enable the Participant to exercise the Vested Share Right and receive that offer or invitation in respect of the Shares provided on exercise of the Vested Share Right.
10.2	New issues

If during the Relevant Period for a Share Right the Company gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional securities and a Share Right is not exercised as contemplated by clause 10.1 (including where it is not exercised because it has not Vested), no adjustment shall be made.
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10.3	Pro-rata bonus issues

If during the Relevant Period for a Share Right the Company makes a pro-rata bonus issue ti holders of Shares and the Share Right is not exercised before the record date to determine entitlements to that bonus issue, the number of Shares to be provided on exercise of the Share Right is the number of Shares before that bonus issue plus the number of Shares which would have been issued to the Participant if the Share Right had been exercised before that record date.
10.4	Sub-division or consolidation

If during the Relevant Period for a Share Right the Company subdivides or consolidates its Shares, the Share Rights of a Participant shall be subdivided or consolidated (as the case may be) in the same ratio as the Shares.
10.5	Return of capital

If during the Relevant Period for a Share Right the Company makes a return of capital, the number of Share Rights of the Participant remains the same.
10.6	Cancellation of capital that is lost

If during the Relevant Period for a Share Right the Company makes a cancellation of any paid up share capital that is lost or not represented by available assets, the number of Share Rights of the Participant remains the same.
10.7	Pro rata cancellation of capital

If during the Relevant Period for a Share Right the Company reduces its issued share capital on a pro rata basis, the number of Share Rights shall be reduced in the same ratio as the Shares.
10.8	General reorganisation

If during the Relevant Period for a Share Right the Company reorganises its issued share capital in any way not contemplated by this clause 10, the number of Share Rights of the Participant must be reorganised so that the Participant will not receive a benefit that holders of Shares do not receive.
10.9	Cumulative adjustments

Each adjustment under clauses 10.1 to 10.8 must be made for every unexercised Share Right (whether or not it has Vested) every time the relevant clause applies during the Relevant Period.
10.10	Rounding

Until a Share Right is exercised, all calculations adjusting the number of Shares must be carried out to include all fractions, but on exercise the number of Shares provided is rounded down to the next lower whole number.
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10.11	Notice of adjustment

The Company must give notice to Participants of any adjustment to the number, description or items of security which are to be provided on exercise of a Share Right, and must do so in accordance with any applicable Legal Requirements. This notice may be in such form as the Board decides.
10.12	Listing Rules

Despite anything else in these rules:
(a)	an adjustment must not be made under this clause 10 unless it is consistent with the Legal Requirements; and

(b)	the Company may amend the terms of any Share Right, or the rights of any Participant under this Plan, to comply with the Legal Requirements applying at the time to any reorganisation of capital of the Company.
11	CONTROL TRANSACTION

If a Control Event occurs, the Board may determine that some or all of the Share Rights of Participants Vest. A determination may be made subject to any conditions that the Board considers appropriate.
12	SHARE TRADING POLICY

Participants are required to abide by any share trading policy of the Company which applies to Employees and may not exercise a Share Right, or deal with a Share provided upon exercise of a Share Right, if to do so would involve a breach of such policy.
13	NO HEDGING

Except with the prior approval of the Board, Participants must not enter into any transaction which would have the effect of hedging or otherwise transferring to any other person the risk of any fluctuation in the value of their Share Rights or Restricted Shares.
14	LAPSED PERFORMANCE RIGHTS NOT EXERCISABLE

For the avoidance of doubt, but subject to a determination of the Board under rule 9.3, if Share Rights lapse under these rules, they cease to exist and cannot then be exercised by any person.
15	NO ASSIGNMENT

A Share Right (whether or not Vested) may not be sold, transferred, be made the subject of a trust, encumbered or otherwise disposed of without the prior approval of the Board.
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16	AMENDMENT
16.1	General power of amendment

Subject to the Legal Requirements and rule 16.2, the Board may at any time by resolution amend, vary or add to these rules. An amendment may be retrospective in effect.
16.2	Amendment affecting previously granted Share Rights

Subject to rule 5.4, no amendment of these rules is to reduce the rights of any Participant in respect of Share Rights granted under the Plan before the date of the amendment other than an amendment introduced primarily:
(a)	for the purpose of complying with or conforming to present or future Legal Requirements governing or regulating the maintenance or operation of this Plan or like plans;

(b)	to correct any manifest error or mistake;

(c)	to enable contributions or other amounts paid by any body corporate in the Group in respect of the Plan to qualify as income tax deductions for that body corporate the company or any other body corporate within the Group; or

(d)	to enable any member of the Group to comply with Legal Requirements or instruments of relief issued by the Australian Securities and Investments Commission or other relevant government agency from time to time relating to employee share schemes.
17	ADMINISTRATION
17.1	General

The Board may:
(a)	delegate to any person or committee of persons (who need not be or include any director of the Company) for any period and on any terms it decides the exercise of any of its powers or discretions under these rules;

(b)	decide on appropriate procedures for administering these rules;

(c)	resolve conclusively all questions of fact or interpretation concerning these rules, and any dispute of any kind that arises under these rules; or

(d)	determine that any decision made, or permission given, under these rules is subject to further conditions decided by the Board.
The Board has absolute and unfettered discretion in exercising any power or discretion concerning these rules or Share Rights issued under these rules.
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17.2	Trust
(a)	At any time (including after Share Rights have been granted), the Board may resolve to establish a trust and appoint a trustee for the purpose of giving effect to or administering the Plan, to be funded by:
(i)	dividends on Shares to which no Participant is entitled (less any taxes or costs of administering the Trust); and

(ii)	payments by the Company (including under rule 8.4).
(b)	Without limiting paragraph (a), the Board may require that Restricted Shares be held by the trustee for so long as the Shares remain Restricted Shares.

(c)	The terms of the trust shall be determined by Board, and (without limiting the foregoing) may include provisions:
(i)	requiring the trustee to comply with directions of the Company to purchase or accept Shares, subject to the trustee having sufficient funds to subscribe for or purchase those Shares;

(ii)	entitling Participants to exercise any and all voting and other rights and to receive any and all dividends and other entitlements attaching to Shares to which they are entitled;

(iii)	for the trustee to transfer Shares to the Participants entitled to them respectively, subject to any restriction on disposal or liability to forfeit the Share;

(iv)	necessary for the trust to comply with all Legal Requirements and other applicable laws; and

(v)	that the Board considers necessary or desirable.
18	RIGHTS OF PARTICIPATING EMPLOYEES
     Nothing in these rules:
(a)	confers on any Employee the right to receive any Share Rights;

(b)	confers on any Participant the right to continue as an employee of any member of the Group;

(c)	affects any rights which any member of the Group may have to terminate the employment of any Employee (including, without limitation, any Participant), or may be used to increase damages in any action brought against a member of the Group in respect of any such termination; or

(d)	confers on any Executive or Employee any expectation to become a Participant.
19	GOVERNING LAWS

This Plan is governed by the law in force in the State of Queensland, Australia.
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